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                                                                      EXHIBIT 99

                             RIVERWOOD HOLDING, INC.
            RECONCILIATION OF INCOME (LOSS) FROM OPERATIONS TO EBITDA
                            (IN THOUSANDS OF DOLLARS)
                                   (UNAUDITED)


                                                     Coated       Container-
                                                     Board           board       Corporate        Total
                                                     -----           -----       ---------        -----
FIRST QUARTER 1999:
-------------------
   Income (Loss) from Operations                     $29,769       $(7,448)       $(3,450)      $18,871
   Add:  Depreciation and amortization                30,197         4,915            139        35,251
             Dividends from equity investments            --            --             --            --
             Other non-cash charges (A)                 (173)          103          1,637         1,567
                                                     -------       -------        -------       -------
EBITDA (B)                                           $59,793       $(2,430)       $(1,674)      $55,689
                                                     =======       =======        =======       =======

FIRST QUARTER 1998:
-------------------
   Income (Loss) from Operations                     $16,572       $(4,620)       $(4,706)      $ 7,246
   Add:  Depreciation and amortization                30,111         4,789            286        35,186
             Dividends from equity investments            --            --            618           618
             Other non-cash charges (A)                1,328           286          1,624         3,238
                                                     -------       -------        -------       -------
EBITDA (B)                                           $48,011       $   455        $(2,178)      $46,288
                                                     =======       =======        =======       =======


Notes:

(A) Other non-cash charges include non-cash charges for LIFO accounting, pension, postretirement and postemployment benefits, expenses associated with the write-up of inventory, depletion of prepaid timber and amortization of premiums on hedging contracts deducted in determining net income.

(B) EBITDA is defined as consolidated net income (exclusive of non-cash charges resulting from purchase accounting during the periods subsequent to the Merger) before consolidated interest expense, consolidated income taxes, consolidated depreciation and amortization, and other non-cash charges deducted in determining consolidated net income, extraordinary items and the cumulative effect of accounting changes and earnings of, but including dividends from, non-controlled affiliates. EBITDA excludes equity earnings of Igaras from the Company's investment in Igaras but includes dividends actually received from Igaras. The Company believes that EBITDA provides useful information regarding the Company's debt service ability, but should not be considered in isolation or as a substitute for the Condensed Consolidated Statements of Operations or cash flow data.